UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2005
Commission File Number: 000-49917
Attachments: Notice of Annual General Meeting
                           Information Circular
                           Form of Proxy
                           Supplemental Return Card
                           Certification of Annual Filings - CEO
                           Certification of Annual Filings - CFO
                           Audited Financial Statements for the period ended June 30, 2005
                           MD&A for the period ended June 30, 2005

NEVADA GEOTHERMAL POWER INC.
(Translation of registrant's name into English)

900-409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   No

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Don J.A. Smith
Don J.A. Smith
Chief Financial Officer and Secretary

Date: January 5, 2007

NOTICE OF ANNUAL & EXTRAORDINARY GENERAL MEETING
OF THE SHAREHOLDERS OF
NEVADA GEOTHERMAL POWER INC.

NOTICE IS HEREBY GIVEN that the Annual & Extraordinary General Meeting of the Shareholders of Nevada Geothermal Power Inc. (hereinafter called the "Company"), will be held at 10th Floor, 840 Howe Street, in the City of Vancouver, Province of British Columbia, on the 30th day of November, 2005, at the hour of 10:00 am. (local time) for the purpose of:

1. Receiving and considering the Report to Shareholders from the Board of Directors.

2. Receiving and considering the Financial Statements of the Company.

3. Electing Directors for the ensuing year.

4. Appointing Auditors for the ensuing year.

5. Approving an Incentive Share Option Plan.

6. To consider and, if thought advisable, pass a special resolution to remove the application of the pre-existing Company provisions under the new Business Corporations Act (British Columbia), as described in the accompanying information circular.

7. To consider and, if thought advisable, pass a special resolution to approve the deletion and cancellation of the existing articles of the Company and the adoption of new articles for the Company to reflect the new Business Corporations Act (British Columbia), as described in the accompanying information circular.

8. Transacting such other business as may properly come before the meeting or any adjournment thereof.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of instruction of proxy and to return it to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor. Toronto, Ontario. M5J 2Y1, not less than 48 hours (exclusive of Saturdays and Holidays) before the Meeting. If a shareholder does not deliver a proxy in accordance with these instructions or to the presiding officer of the general meeting, then the shareholder will not be entitled to vote at the meeting by proxy.

Non-registered shareholders who receive this notice and information circular from their broker or other intermediary should complete and return the proxy or voting instruction form in accordance with the instructions provided with it. Failure to do so may result in the shares of the non-registered shareholders not being eligible to be voted at the annual general meeting. An information circular and a form of proxy or voting instruction form accompany this notice.

DATED at Vancouver, British Columbia, this 26th day of October, 2005.

BY ORDER OF THE BOARD

"Brian D. Fairbank"
Brian D. Fairbank
President and Chief Executive Officer

NEVADA GEOTHERMAL POWER INC.

INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevada Geothermal Power Inc. (the "Company"). The form of proxy which accompanies this Circular (the "Proxy") is for use at the annual & extra-ordinary general meeting of the shareholders of the Company to be held on November 30, 2005 (the "Meeting"), at the time and place set out in the accompanying notice of meeting. The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy. Registered shareholders should deliver their completed proxies to Computershare Investor Services Inc., of 100 University Avenue 9th Floor, Toronto Ontario, M5J 2Y1 (by mail, fax, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy. The persons named in the proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by striking out the printed names and inserting the desired person's name in the blank space provided.

A registered shareholder may revoke a proxy by:

(a) signing a proxy with a later date and delivering it at the time and place noted above;

(b) signing and dating a written notice of revocation and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law; or

(c) attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

In many cases common shares of the Company beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans; or

(b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally Non- Registered Holders who have not waived the right to receive meeting materials will *either:*

(a) be given a proxy which has been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly compete the form of proxy and return it in accordance with the instructions provided in the form; or

(b) more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form. In this case, the Non-Registered Holder should return it in accordance with the instructions provided in the form.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the cases of a voting instruction form, follow the corresponding instructions on the form. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies. If Non-Registered Holders do not follow such instructions and attend the Meeting, they will not be entitled to vote at the Meeting.**

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular.

The Proxy or voting instruction form gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting. At the time of printing this

Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On October 26, 2005, the Company had 33,224,504 common shares outstanding. All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered on October 26, 2005, are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or voting instruction form to attend and vote, deliver their proxies or voting instruction forms at the place and within the time set forth in the notes to the Proxy or voting instruction form.

To the knowledge of the senior officers of the Company, as of the date of this Circular, no persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company except for:

> Brian D. Fairbank who controls 5,371,203 shares representing 16% of the outstanding shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually to hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently six. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at six.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting.

	Five Year History of Principal Occupations	Date of Becoming a Director	No. of Shares Beneficially Held [1]
BRIAN D. FAIRBANK President, Chief Executive Officer and Director[3] Canada	President of the Company and President of Fairbank Engineering Ltd., a firm of consulting geologists and engineers since 1986.	Since April, 1995	5,371,203
JOHN W. MILLIGAN Director[2] Canada	Independent Consultant in engineering and construction management since 1982	Since April, 1995	437,000
JAMES E. YATES Director[2][3] Canada	Founder and President of Hycroff Realty Ltd., a company involved in real estate sales and development	Since December, 1996	Nil
MARKUS K. CHRISTEN Director USA	Independent financial advisor; former managing director of Credit Suisse First Boston, NY, specializing in energy and geothermal transactions from 1997 to 2000	Since January, 2003	Nil
R. GORDON BLOOMQUIST Director[3] USA	Senior Scientist and director of the Integrated Community Energy Program at Washington State University.	Since March, 2003	159,500
DOMENIC J. FALCONE Director[2] USA	President of Domenic J. Falcone Associates, Inc., a financial advisory firm, formerly director or senior officer of CBIZ Valuation Group, Navant Systems and PG&E Energy Services.	Since January 2004	Nil

[1] includes direct and beneficial holdings.
[2] member of the audit committee of the Company.
[3] member of the compensation committee of the Company.

EXECUTIVE COMPENSATION

Interpretation

Form 51-904F of the *Securities Act* (British Columbia) defines "Executive Officer" to mean the Chairman and any Vice-Chairman of the board of directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary.

Summary Compensation Table

The number of current Executive Officers of the Company is two (2), namely Brian D. Fairbank, President and CEO and Don J. A. Smith, Secretary and CFO.

Set out below is a summary of the compensation paid to the Chief Executive Officer and all Executive Officers receiving total compensation in excess of $100,000 (collectively "Named Executive Officers") of the Company for the three most recently completed fiscal years is set out below:

| Name and Principal Position and Country of Residence | Fiscal Year | Annual Compensation | | | Long Term Compensation | | | All Other Compen-sation ($) |
| | | | | | Awards | | Payouts | |
		Salary($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Brian D. Fairbank, President, CEO Canada	2005	30,000[1]	nil	nil	450,000[2]	nil[3]	nil	nil [4]
	2004	30,000[1]	nil	nil	383,000[2]	nil	nil	nil [4]
	2003	30,000[1]	nil	nil	258,000[2]	nil	nil	nil [4]
John W. Milligan, former CFO and Secretary	2005	nil	nil	nil	215,000	Nil	nil	nil
	2004	nil	nil	nil	185,000	nil	nil	nil
	2003	nil	nil	nil	105,000	nil	nil	nil
Don J. A. Smith CFO and Secretary	2005	nil [5]	nil	nil	nil	nil	nil	nil
	2004	nil	nil	nil	nil	nil	nil	nil
	2003	nil	nil	nil	nil	nil	nil	nil

(1) consisting of a management fee paid to Fairbank Engineering Ltd, a non-reporting company controlled by Brian D. Fairbank.

(2) indirectly through Tywell Management Inc., a private company controlled by Brian D. Fairbank.

(3) Mr. Fairbank controls, directly and indirectly, 3,932,000 shares issued in connection with the acquisition of Blue Mountain Power Company Inc., which are subject to escrow restrictions prescribed by the policies of the TSX Venture Exchange. These shares were not issued in connection with management compensation.

(4) consulting fees paid to Fairbank Engineering Ltd, a non-reporting company controlled by Brian D. Fairbank.

(5) Mr. Smith was appointed to serve as CFO and Secretary on October 1,2005.

The Company does not provide any pension, retirement plan or other remuneration for its directors or officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by Executive Officers in the Company's most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company.

Options and Stock Appreciation Rights (SARS)

The Company has established a formal plan under which stock options are granted to directors, officers, employees and consultants as an incentive to serve the Company. The grant of stock options is determined by the Company's directors, and are only granted in compliance with applicable laws and regulatory policy. The policies of the TSX Venture Exchange ("TSX-V') limit the granting of stock options to directors, officers and employees of the Company and provide limits on the length, number and exercise price of such options. The Company proposes to have the option plan ratified by shareholders at the meeting.

The following table sets forth options granted to Named Executive Officers of during the most recently completed financial year ended June 30, 2005:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/security)	Expiration Date
Brian D. Fairbank	67,000	11%	$0.54	$0.67	Oct. 4,2009
John W. Milligan	40,000	7%	$0.54	$0.67	Oct. 4, 2009

The following table sets forth details of all exercises of stock options or SARs during recently completed fiscal year by each of the Named Executive Officers and the fiscal value of unexercised options or SARs on an aggregated basis:

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired or Exercised	Aggregate Value Realized [1] ($)	Unexercised Options/SARs at June 30, 2005	Value of Unexercised in-The-Money Options/SARs at June 30, 2005[2]
Brian D. Fairbank Chief Executive Officer	Nil	Nil	450,000	$247,000
John W. Milligan Secretary	10,000	$5,600	215,000	$135,850

Note:

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2) This represents the closing price of the Company's shares on the Exchange (being $0.91) on the last day the shares traded on or before June 30, 2005 (being June 30, 2005) less the per option exercise price.

Option and SAR Repricings

None of the options held by any Named Executive Officer have been repriced downward during the most recently completed financial year of the Company. No SARs have been issued or repriced.

Directors

There was no compensation paid to directors in their capacity as such during the Company's most recently completed financial year. The Company has granted the following incentive stock options to directors, officers, consultants and employees of the Company during the Company's most recently completed financial year:

Number Granted [1]	Exercise Price per Share	Date of Grant
240,000	$0.54	October 4, 2004

[1] includes the number granted to Named Executive Officers previously disclosed

Compensation and Nominating Committee and Report on Executive Compensation

The Compensation and Nominating Committee of the board of directors is comprised of Brian Fairbank, James Yates and Gordon Bloomquist. The majority of the members of the Compensation and Nominating Committee do not serve as executive officers of the Company.

The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options. To date, the company has not paid any base salaries nor is there currently any intention by the compensation committee to do so. In establishing levels of remuneration and in granting stock options the compensation committee takes into consideration an individual's performance, level of expertise, responsibilities, length of service to the company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration.

The Company pays (or accrues) a management fee of $2,500 per month to Fairbank Engineering Ltd., a non-reporting company controlled by Brian D. Fairbank.

Consulting fees with respect to the development and implementation of appropriate corporate governance practices and procedures were paid to Mr. Smith in the sum of $6,500 during the fiscal period. Subsequently, Mr. Smith was engaged as the CFO at a fee of $5,000 per month.

The Company paid Domenic Falcone, a director of the Company, $1,200 for consulting services during the past fiscal year.

In addition, the Company pays members of the Audit Committee $500 per meeting plus $1,000 payable to the Chairman of the Audit Committee.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed financial year there has been no indebtedness to the Company by any director, senior officer, proposed nominee for election as a director or associate of any such person.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company.

APPOINTMENT OF AUDITORS

The Company will move to re-appoint Morgan & Company, Chartered Accountants, of Vancouver, British Columbia as Auditors of the Company, at a remuneration to be negotiated between the Auditors and the Directors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the board of directors (the "Board"), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board is of the view that the Company's general approach to corporate governance, summarized below as required by Form 58-101F2, is appropriate and substantially consistent with objectives reflected in National Policy 58-201, Corporate Governance Guidelines (the "Guidelines").

Board of Directors

The Guidelines recommend that the board of directors of every listed company should be constituted with a majority of individuals who qualities as "independent" directors. An "independent" director is a director who has no direct or indirect material relationship with the issuer. A "material relationship" means a relationship which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of a member's independent judgment. Refer to section 1.4 of Multilateral Instrument 52-101 Audit Committees, for further clarification of the meaning of "independence" and "material relationship".

The Board is currently composed of six directors, four of whom (Yates, Falcone, Christen and Bloomquist) are independent. The remaining directors (Fairbank and Milligan) are not considered to be independent since they serve, or have recently served, as executive officers of the Company.

Directorships

The following directors are presently directors of the other reporting issuers listed below:

Director	Reporting Issuer
James E. Yates	Oremex Resources Inc
James E. Yates	ESO Uranium Corp.
Domenic Falcone	Western GeoPower Inc.

Orientation and Continuing Education

The Board has adopted a charter for the Corporate Governance Committee, to which the Board has delegated responsibility for organizing, reviewing and recommending education policies relating to the directors and management of the Company.

Ethical Business Conduct

The Board has adopted a Code of Conduct and Business Ethics which applies to all directors, officers, employees and consultants, and prescribes a high standard ethical conduct in all dealings related to the affairs of the Company.

Nomination of Directors

The Board has formed the Compensation and Nominating Committee, which is comprised of three directors Brian Fairbank, James Yates and Gordon Bloomquist, the majority of whom are independent directors, which is responsible for, among other things, undertaking an annual review of the efficiency of the organizational structure, identifying candidates for election to the Board and/or committees, and reviewing succession practices for management.

Compensation

The Compensation and Nominating Committee is also responsible for undertaking an annual review of compensation for management and for directors who serve on committees, developing compensation guidelines for management, administration of the incentive stock option plan and reporting to the Board on its activities and recommendations.

Other Board Committees

The Board has formed three committees, being the Audit Committee, the Compensation and Nominating Committee and the Corporate Governance Committee. The Corporate Governance Committee is comprised of three directors Markus Christen, Brian Fairbank and James Yates, the majority of whom are independent directors, which is responsible for establishing and monitoring the governance practices and procedures of the Board and of the committees of the Board.

Assessments

The Compensation and Nominating Committee is responsible for assessing the adequacy and efficiency of the organizational structure of the Company, and for making recommendations to the Board regarding corporate goals and objectives and the performance of management.

AUDIT COMMITTEE RESPONSIBILITIES AND ACTIVITIES

A summary of the responsibilities and activities and the membership of the Audit Committee (the "Committee") is set out below, as required by Form 52-110F2. The Charter of the Audit Committee is attached as Schedule "A".

Composition of the Audit Committee

The following are the members of the Committee:

Domenic Falcone Chairman	Independent[1]	Financially literate[1]
Jack W. Milligan	Not Independent[1]	Financially literate[1]
James E. Yates	Independent[1]	Financially literate[1]
[1] As defined by Multilateral Instrument 52-110 ("MI 52-110").		

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (de minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has not adopted any specific policies and procedures for the engagement of non- audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last three fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2005	14,400	3,630	1,000	Nil
June 30, 2004	12,990	3,800	3,710	Nil
June 30, 2003	7,460	5,035	500	Nil

Exemption

The Company is relying on the exemption from full compliance with MI 52-110 granted for Venture Issuers under Part 6 of Multilateral Instrument 52-110

OTHER MATTERS TO BE ACTED UPON

In addition to the appointment of Directors and Auditors and acceptance of Financial Statements the Meeting will be asked to consider the following items:

a) Shareholders Report

Acceptance of written report to the shareholders from the Board of Directors as supplemented at the Meeting by verbal comments by management officials present at the meeting.

b) Incentive Share Option Plan

The Company wishes to renew the existing Incentive Share Option Plan (the "Plan") for directors, officers, employees and consultants of the Company.

Pursuant to the Plan, the Company has authorized the reservation of up to 10% of the issued and outstanding common shares of the Company for the grant of options from time to time. Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate. Some of the significant terms of the Plan are as follows:

    1. Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Company at the time of any such grant of options.

    2. The total number of common shares to be reserved for issuance over the previous 12 month period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant with the exception that, as long as the Company's common shares are listed on Tier 2 of the TSX Venture Exchange ("TSX-V"), the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant. In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

    3. While the Company's common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Company's common shares in accordance with the policies of the TSX-V. In the event that the Company's common shares are listed on the Toronto Stock Exchange (the "TSX") the purchase price per common share for any option granted under

the Plan shall be not less than the fair market value in accordance with the policies of the TSX.

4. Options granted must expire not later than a maximum of five years from the date of the grant while the Company's common shares are listed on Tier 2 of the TSX-V. In the event that the Company's common shares are listed on Tier 1 of the TSX-V or the TSX options granted must expire not later than a maximum of 10 years from the date of grant.

5. The options will vest at the discretion of the board of directors.

6. All options granted pursuant to the Plan shall be non-assignable and non-transferable.

Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

> "RESOLVED THAT, the Company's Incentive Share Option Plan (the "Plan"), as described in the Company's Information Circular dated October 26, 2005, be approved and the Board of Directors of the Company be granted the discretion pursuant to the Plan to grant stock options to directors, officers, employees and consultants of the Company, as the Board of Directors of the Company sees fit, provided, however, that the aggregate number of shares of the Company subject to options under this Plan shall not exceed 10% of the issued and outstanding common shares or such greater number as may be approved from time to time by the shareholders of the Company. Such grants shall be made under the terms of the Plan and within the rules and policies of the TSX Venture Exchange or the TSX Exchange at such time as the Company's common shares are listed on such exchange, which are in effect at the time of granting and the exercise of any options granted pursuant to such authorization is hereby approved."

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company. The Plan must also be approved by the TSX-V. The outstanding options previously granted by the Company shall not be subject to the Plan.

c) Alterations to Company's Notice of Articles and Articles

On March 29, 2004, the new British Columbia *Business Corporations Act* ("BCA") was proclaimed, replacing the pre-existing British Columbia *Company Act*. Accordingly, the Company is now subject to the BCA, and no longer governed by the *Company Act*. The BCA is a more modern corporate statute, and is designed to provide greater flexibility and efficiency for British Columbia companies.

In accordance with the BCA, the Company must file a transition application with the Registrar of Companies, the principal element of which involves replacing the Company's memorandum with a new form designated a Notice of Articles. It is the Company's intention to file its transition application before the Meeting.

Once the Company has filed its transition application, it may alter its Notice of Articles and adopt a new form of articles to take advantage of the greater flexibility and efficiency inherent in the BCA, and to make its articles consistent with the terminology and certain provisions of the BCA.

The Company is proposing to alter its Notice of Articles to remove the application of certain provisions prescribed in the BCA called the pre-existing company provisions ("PCPs"). The PCPs are statutory provisions intended to preserve the application of certain provisions of the Company Act to companies formed under the Company Act until the shareholders pass a special resolution making them inapplicable. Because the Company is a reporting issuer, the only significant PCP that is applicable is the requirement that a special resolution be approved by not less than three quarters of the votes cast, as opposed to the two-thirds majority applicable under the BCA. Removal of the PCPs will allow a special resolution of the Company to be approved by a two-thirds majority vote, which will provide the Company with greater flexibility for future corporate activities and be consistent with companies in other jurisdictions.

At the Meeting, shareholders will be asked to approve a special resolution altering the Notice of Articles to remove the application of the PCPs. The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, as provided for in the British Columbia Business Corporations Act, and the Company's Notice of Articles be altered accordingly.

(b) Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation filing a certified copy of this special resolution and a notice of alteration of the Notice of Articles with the British Columbia Registrar of Companies.

(c) Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration to the Notice of Articles without further approval of the shareholders of the Company."

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof. As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration to the Notice of Articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Notice of Articles to delete the PCPs, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

In addition to deleting the PCPs, the Company is proposing to delete its existing articles in their entirety and replace them with a new set of articles. The new set of articles will make the Company's articles consistent with the terminology and provisions of the BCA. Most of the changes in the new form of articles are minor in nature, and will not effect shareholders or the day-to-day administration of the Company. However, there are several changes of note:

(a)   The directors will be able to approve a change of name of the Company without the necessity of obtaining shareholder approval.

(b)   The directors will be able to increase the authorized capital of the Company without the necessity of obtaining shareholder approval.

(c)   The requirement for a pro rata purchase of the shares of the Company will be deleted.

A copy of the proposed new articles of the Company will be available for inspection at the Meeting and at the Company's office, located at Suite 900, 410 Granville Street, Vancouver, BC, during regular business hours up to the day before the Meeting.

At the Meeting, shareholders will be asked to approve a special resolution deleting the existing articles of the Company in their entirety and replacing them with the new form of articles. The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)   The existing articles of the Company be deleted in their entirety, and the form of articles presented to the shareholders at the annual and extraordinary general meeting of the Company be adopted as the articles of the Company.

(b)   Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect this special resolution, including without limitation delivering a certified copy of this special resolution to the British Columbia Registrar of Companies.

(c)   Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration of the articles of the Company without further approval of the shareholders of the Company."

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof. As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration of the articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the articles of the Company, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

d) Other Business

Approval of such other business as may properly come before the meeting or any adjournment thereof.

Save for the matters referred to herein, management knows of no other matters intended to be brought before the Meeting. However, if any matters which are not now known to management shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgment of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, BC, this 26th day of October, 2005.

ON BEHALF OF THE BOARD

"Brian D. Fairbank"
Brian D. Fairbank
President and Chief Executive Officer

SCHEDULE "A"

The Audit Committee's Charter

1. *MANDATE*

The primary mandate of the audit committee (the "Audit Committee") of the Board of Directors the Company (the "Board") is to assist the Board in overseeing the Company's financial reporting and disclosure. This oversight includes:

> *(A) reviewing the financial statements and financial disclosure that is provided to shareholders and disseminated to the public;*

> (B) reviewing the systems of internal controls to ensure integrity in the financial reporting of the Company; and

> (C) monitoring the independence and performance of the Company's external auditors and reporting directly to the Board on the work of the external auditors.

2. *COMPOSITIONAND ORGANIZATION OF THE COMMITTEE*

2.1 The Audit Committee must have at least three directors.

2.2 The majority of the Audit Committee members must be independent. A member of the Audit Committee is independent if the member has no direct or indirect material relationship with an issuer. A material relationship means a relationship which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of a member's independent judgment.[1]

2.3 Every Audit Committee member must be financially literate. Financial literacy is the ability to read and understand a set of financial statements that present a breath and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.[2]

2.4 The Board will appoint from themselves the members of the Audit Committee on an annual basis for one year terms. Members may serve for consecutive terms.

2.5 The Board will also appoint a chair of the Audit Committee (the "Chair of the Audit Committee") for a one year tern. The Chair of the Audit Committee may serve as the chair of the committee for any number of consecutive terms.

2.6 A member of the Audit Committee may be removed or replaced at any time by the Board. The Board will fill any vacancies in the Audit Committee by appointment from among members of the Board.

3. *MEETINGS*

3.1 The Audit Committee will meet at least four (4) times per year. Special meetings may be called by the Chair of the Audit Committee as required.

3.2 Quorum for a meeting of the Audit Committee will be two (2) members in attendance.

---

[1] Multilateral Instrument 52-110 Audit Committees section 1.4

[2] Multilateral Instrument 52-110 Audit Committees section 1.5

3.3 Members may attend meetings of the Audit Committee by teleconference, videoconference, or by similar communication equipment by means of which all persons participating in the meeting can communicate with each other.

3.4 The Audit Committee Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to Audit Committee members for members to have a reasonable time to review the materials prior to the meeting.

3.5 Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee. Minutes of each meeting must be distributed to members of the Board, the Chief Executive Officer, the Chief Financial Officer and the external auditor.

4. *RESPONSIBILITIES OF THE COMMITTEE*

4.1 The Audit Committee will perform the following duties:

External Auditor

(a) select, evaluate and recommend to the Board, for shareholder approval, the external auditor to examine the Company's accounts, controls and financial statements;

(b) evaluate, prior to the annual audit by external auditors, the scope and general extent of their review, including their engagement letter, and the compensation to be paid to the external auditors and recommend such payment to the Board;

(c) obtain written confirmation from the external auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs;

(d) recommend to the Board, if necessary, the replacement of the external auditor;

(e) meet at least annually with the external auditors, independent of management, and report to the Board on such meetings;

(f) pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

Financial Statements and Financial Information

(g) review and discuss with management and the external auditor the annual audited financial statements of the Company and recommend their approval by the Board;

(h) review and discuss with management, the quarterly financial statements and recommend their approval by the Board;

(i) review and recommend to the Board for approval the financial content of the annual report;

(j) review the process for the certification of financial statements by the Chief Executive Officer and Chief Financial Officer;

(k) review the Company's management discussion and analysis, annual and interim earnings or financial disclosure press releases, and audit committee reports before the Company publicly discloses this information;

(l) review annually with external auditors, the Company's accounting principles and the reasonableness of managements judgments and estimates as applied in its financial reporting;

(m) review and consider any significant reports and recommendations issued by the external auditor, together with management's response, and the extent to which recommendations made by the external auditors have been implemented;

Risk Management, Internal Controls and Information Systems

(n) review with the external auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls;

(o) review adequacy of security of information, information systems and recovery plans;

(p) review management plans regarding any changes in accounting practices or policies and the financial impact thereof;

(q) review with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

(r) discuss with management and the external auditor correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company's financial statements or disclosure;

(s) assisting management to identify the Company's principal business risks;

(t) *review the Company's insurance, including directors' and officers' coverage, and provide recommendations to the Board;*

Other

(u) review Company loans to employees/consultants; and

(v) conduct special reviews and/or other assignments from time to time as requested by the Board.

5. *PROCESS FOR HANDLING COMPLAINTS REGARDING FINANCIAL MATTERS*

5.1 The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, financial reporting, or auditing matters.

5.2 The Audit Committee shall ensure that any procedure for receiving complaints regarding accounting, internal controls, financial reporting, or auditing matters will allow the confidential and anonymous submission of concerns by employees.

6. *REPORTING*

6.1 The Audit Committee will report to the Board on:

(a) the external auditor's independence;

(b) the performance of the external auditor and the Audit Committee's recommendations;

(c) regarding the reappointment or termination of the external auditor;

(d) the adequacy of the Company's internal controls and disclosure controls;

(f) the Audit Committee's review of the annual and interim management discussion and analysis;

(g) the Company's compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

(h) all other material matters dealt with by the Audit Committee.

7. *AUTHORITY OF THE COMMITTEE*

7.1   The Audit Committee will have the resources and authority appropriate to discharge its duties and responsibilities. The Audit Committee may at any time retain outside financial, legal or other advisors at the expense of the Company without approval of management.

7.2 The external auditor will report directly to the Audit Committee.

Nevada Geothermal Power Inc.

Computershare
9th floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMLES STREET
SAMPLETOWN SS X9X X9X

Security Class   COMMON
Holder Account Number
C9999999999   I N D

Form of Proxy - Annual & Extraordinary General Meeting to be held on November 30, 2005
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

To Vote Using the Telephone
(Only Available Within Canada and U.S.)
- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.

- Proxy Instructions must be received by 10:00 am, Pacific Time, on November 28, 2005.

To Vote using the Internet
- Go to the following web site:

- Proxy Instructions must be received by 10:00 am, Pacific Time, on November 28, 2005.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.
CONTROL NUMBER 012958   **HOLDER ACCOUNT NUMBER C9999999999**   **ACCESS NUMBER 99999**

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 10:00 am, Pacific time, on November 28, 2005

SAM SAMPLE

C9999999999
I N D   C 0 2

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Nevada Geothermal Power Inc. (the "Company") hereby appoints: Brian D. Fairbank, President and Chief Executive Officer, or failing this person, John W. Milligan, a Director,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Nevada Geothermal Power Inc. to be held at 10th Floor, 840 Howe Street, Vancouver, British Columbia November 30, 2005 at 10:00 AM (Pacific Time) and at any adjournment thereof.

1. Resolution

To determine the number of Directors at six (6).   **For**   **Against**

2. Election of Directors

	For	**Withhold**		**For**	**Withhold**
01. To elect as a Director, Brian D. Fairbank			05. To elect as a Director, R. Gordon Bloomquist		
02. To elect as a Director, John W. Milligan			06. To elect as a Director, Domenic J. Falcone		
03. To elect as a Director, James E. Yates					
04. To elect as a Director, Markus K. Christen					

3. Appointment of Auditors

To appoint auditors for the ensuing year   **For**   **Withhold**

	For	**Against**		**For**	**Against**
4. To approve an Incentive Share Option Plan.			7. To transact such other business as may properly come before the Meeting.		

5 . To consider and, if thought advisable, pass a special resolution to remove the application of the pre-existing Company provisions under the new Business Corporations Act (British Columbia), as described in the accompanying information circular.

6. To consider and, if thought advisable, pass a special resolution to approve the deletion and cancellation of the existing articles of the Company and the adoption of the new articles for the Company to reflect the new Business Corporations Act (British Columbia), as described in the accompanying information circular.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

99999   008292   1 P D I   K R I Q

Nevada Geothermal Power Inc.

TO: Beneficial Shareholders of the Company

In accordance with National Instrument 51-102 "Continuous Disclosure Requirements", beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation and Annual Reports, if they so request. If you wish to receive such mailings, please complete this form and return by fax to Computershare Investor Services Inc. at 1-866-249-7775; or you may return the form with your proxy in the enclosed envelope to:

Nevada Geothermal Power Inc.
Suite 900 — 409 Granville Street
Vancouver, Britsh Columbia
Canada V6C 1T2

Please send me the Quarterly Interim Financial Statements for 2005, together   □
with Managements' Discussion & Analysis

Please send me the Annual Report for 2005, together with   □
Managements' Discussion and Analysis

PLEASE PRINT NAME OF SHAREHOLDER

MAILING ADDRESS

CITY/TOWN

PROVINCE/STATE   POSTAL/ZIP CODE

EMAIL ADDRESS

By signing below, I confirm that I am a shareholder of the Company:

SIGNATURE OF SHAREHOLDER   DATE: _____ , 2005

CUSIP: 64127M

Form 52-109F1 - Certification of Annual Filings
(revised September 19, 2005)

I, **Brian Fairbank, CEO**, of **Nevada Geothermal Power Inc.**, hereby certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Nevada Geothermal Power Inc.**, (the issuer) for the period ending **June 30, 2005;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

> (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

> (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: October 26, 2005

"Brian Fairbank"
Brian Fairbank
CEO

Form 52-109F1 - Certification of Annual Filings
(revised September 19, 2005)

I, **Jack Milligan, CFO**, of **Nevada Geothermal Power Inc**., hereby certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Nevada Geothermal Power Inc.**, (the issuer) for the period ending **June 30, 2005;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: October 26, 2005

"Jack Milligan"
Jack Milligan
CFO

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005



INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Nevada Geothermal Power Inc.

We have audited the consolidated balance sheets of Nevada Geothermal Power Inc. as at June 30, 2005 and 2004, and the consolidated statements of loss and deficit, and cash flows for the years ended June 30, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004, and the results of its operations and its cash flows for the years ended June 30, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

"Morgan & Company"
September 16, 2005   Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated September 16, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the financial statements.

Vancouver, Canada

"Morgan & Company"
September 16, 2005   Chartered Accountants

Tel: (604) 687-5841   P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075   Suite 1488 – 700 West Georgia Street
www.morgan-cas.com   Vancouver, B.C V7Y 1A1

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED BALANCE SHEETS

		2005		June 30 2004
ASSETS				
Current				
Cash	$	**1,964,047**	$	984,429
Accounts receivable and GST recoverable		**75,686**		337,788
Marketable securities		**91,610**		-
Prepaid expenses		**80,135**		28,470
		2,211,478		1,350,687
Resource Property Costs (Note 3)		**4,323,758**		2,642,067
Long-term investments (market value $36,000, 2004-nil		**87,000**		-
Capital Assets (Note 4)		**15,229**		11,018
	$	**6,637,465**	$	4,003,772
LIABILITIES				
Current				
Accounts payable	$	**310,436**	$	404,766
SHAREHOLDERS'EQUITY				
Share Capital (note 5)		**11,267,579**		7,474,528
Contributed Surplus (Note 6)		**$594,477**		351,272
Deficit		**(5,535,027**		(4,226,794)
		6,327,029		3,599,006
	$	**6,637,465**	$	4,003,772

Approved by the Directors:

"Brian D. Fairbank"   "Jack W. Milligan"

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	YEARS ENDED JUNE 30		
	2005	2004	2003
Expenses			
Accounting and audit	$ **19,030**	$ 11,208	$ 12,470
Administration fees	**73,300**	64,878	56,240
Amortization	**3,005**	2,806	1,629
Bank charges and interest	**906**	3,697	349
Consulting	**119,729**	80,676	72,710
Conventions and publishing	**99,748**	33,708	52,215
Financing costs	**-**	-	15,000
Foreign exchange	**9,362**	105	-
Investor relations	**128,554**	71,197	72,469
Legal	**67,708**	46,152	65,570
News dissemination	**349,146**	9,812	2,071
Office and sundry	**33,350**	21,696	18,404
Rent and telephone	**31,281**	19,563	21,144
Site evaluation	**945**	3,204	3,960
Stock-based compensation	**335,064**	302,844	57,695
Transfer agent and regulatory fees	**46,292**	32,318	30,154
Travel and business development	**61,685**	32,740	8.522
Unrealized loss on market securities	**106,999**	-	-
Write off of mineral property	**-**	65,239	-
Loss Before The Following	**1,486,104**	801,844	490,602
Interest Income	**(18,176)**	(2,998)	-
Gain on disposal of subsidiary	**(159,695)**	-	-
Gain on sale of investments	**-**	(6,000)	-
Loss For The Year	**1,308,233**	792,846	490,602
Deficit, Beginning Of Year	**4,226,794**	3,433,948	2,943,346
Deficit, End Of Year	$ **5,535,027**	$ 4,226,794	$ 3,433,948
Loss Per Share, Basic and diluted	$ **0.05**	$ 0.05	$ 0.05
Weighted Average Number Of Shares Outstanding	**24,967,821**	17,605,345	9,722,816

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED JUNE 30		
	2005	2004	2003
Cash Flows From Operating Activities			
Loss for the year	$ **(1,308,233)**	$ (792,846)	$ (490,602)
Items not involving cash flows:			
Stock-based compensation	**335,064**	302,844	57,695
Amortization	**3,005**	2,806	1,629
Gain on sale of investment	**-**	(6,000)	-
Unrealized loss on marketable securities	**106,999**	-	-
Write off of mineral property	**-**	65,239	-
Gain on disposal of subsidiary	**(159,695)**	-	-
Adjustments to reconcile net income (loss) to net cash used in operating activities			
Decreased in exploration advances	**-**	6,307	80,595
Decreased in accounts receivable and GST recoverable	**262,102**	(330,293)	(3,778)
Increase in prepaid expenses	**(51,665)**	(21,294)	-
Decrease in accounts payable	**(94,330)**	194,150	115,792
	(906,753)	(579,087)	(238,669)
Cash Flows From Investing Activities			
Resource property costs	**(1,807,605)**	(438,059)	(221,325)
Acquisition of capital assets	**(7,216)**	(7,186)	(721)
Cash acquired on acquisition	**-**	245	-
	(1,814,821)	(445,000)	(222,046)
Cash Flows From Financing Activities			
Shares issued for cash	**4,007,292**	1,995,761	311,550
Shares issuance costs	**(306,100)**	-	-
Share subscriptions received	**-**	-	129,117
	3,701,192	1,995,761	440,667
Increase (Decrease) In Cash	**979,618**	971,674	(20,048)
Cash, Beginning Of Year	**984,429**	12,755	32,803
Cash, End of Year	$ **1,964,047**	$ 984,429	$ 12,755

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

1. **NATURE OF OPERATIONS AND GOING CONCERN**

   The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain economically recoverable geothermal resources. The recoverability of the amounts shown for resource properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

   These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at June 30, 2005, the Company has a working capital of $1,901,042, and has incurred losses totalling $5,535,027.

   The Company's ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations. Management intends to seek further funds through public offerings and private placements to finance its ongoing exploration activities. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   a) Consolidation

   These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Noramex Corn, incorporated in the State of Nevada, U.S.A and Blue Mountain Power Company Inc., incorporated in the province of British Columbia. All significant inter-company balances and transactions have been eliminated.

   Accounting for companies acquired by the purchase method of accounting include the results of those companies from the date of acquisition.

   b) Resource Property Costs

   Costs of acquisition and exploration of resource properties are capitalized on an area-of- interest basis. Amortization of these costs will be on a unit-of-production basis, based on estimated proven geothermal resources of the areas should such reserves be found. If an area of interest is abandoned the costs thereof are charged to income in the year of abandonment.

   The Company does not accrue the estimated future costs of maintaining its resource interests in good standing. The amounts shown for resource properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

c) Option Payments Received

Option payments received are treated as a reduction of the carrying value of the related resource properties and deferred exploration costs and the balance, if any, is taken into income.

d) Marketable securities

Marketable securities in which the Company owns up to 20% of the issued common shares are accounted for at the lower of cost and market value. Marketable securities which are subject to a hold period in excess of one year are classified as long-term investments and recorded at cost, unless a permanent impairment in value has been determined, at which time they are written down to market value.

e) Capital Assets

Capital assets are recorded at cost and are depreciated over their useful lives by the declining balance method at the following rates:

Computer equipment   30%
Office equipment   20%

f) Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 — "Stock Based Compensation and Other Stock Based Payments" to record stock based transactions with officers, directors, and outside consultants. Accordingly, the fair value of stock options is charged to operations or resource property costs as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

g) Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

h) Earnings (Loss) Per Share

The Company calculates earnings per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding as the effect of potentially issuable common shares is anti-dilutive.

i) Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

j) Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiary have been translated using the temporal method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

3. **RESOURCE PROPERTY COSTS**

The acquisition and exploration costs of the Company's properties are as follows:

		2005		2004
Pogo Area Project – Alaska	$	**-**	$	101,305
Blue Mountain Geothermal Project – Nevada		**4,227,484**		2,505,126
Pumpernickel Valley Geothermal Project – Nevada		**15,159**		35,636
Black Warrior Peak Project – Nevada		**60,009**		-
Other Potential projects		**21,106**		-
	$	**4,323,758**	$	2,642,067

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

3. RESOURCE PROPERTY COSTS (Continued)

a) Pogo Area Project

During the year ended June 30, 2005, the Company sold Blue Desert Mining (US) Inc., a Nevada limited company beneficially owned by the Company which holds the claims for the Gobi/Portal and Mojave properties, to Running Fox Resource Corp. ("RUN"). The Company received 450,000 shares of RUN with resale restrictions. The following costs have been incurred by the Company on the Pogo Area project:

	2005	2004
Acquisition		
Issue of Shares	$ -	$ -
Deferred exploration		
Property leases, permits and regulatory	-	-
Geological and geophysical	-	7,547
Cost incurred during the year	-	7,547
Proceeds from sale	(261,000)	-
Proceeds in excess of accumulated costs	159,659	
Balance, beginning of year	101,305	93,758
Balance, end of year	$ -	$ 101,305

b) Blue Mountain Geothermal Project, Nevada, U.S.A.

By an agreement dated December 13, 2002, the Company acquired 100% of the issued capital of Blue Mountain Power Company Inc. ("Blue Mountain"), a company with two common directors, by the issue of 5,500,000 common shares of the Company. The acquisition closed on July 30, 2003.

Blue Mountain (incorporated in British Columbia) owns 100% of the issued capital of Noramex Inc. (incorporated in Nevada, USA). Noramex holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada. The leasehold interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of four square miles out of a total of the eleven square miles of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

3. RESOURCE PROPERTY COSTS (Continued)

b) Blue Mountain Geothermal Project, Nevada, U.S.A. (Continued)

The components of the purchase price and allocation are as follows:

Purchase price		
5,500,000 shares issued	$	1,705,000
100,000 shares transferred		31,000
Acquisition costs and deferred expenditures incurred by the Company on the Blue Mountain Geothermal Project		383,567
	$	2,119,567
Allocation of purchase price		
Current assets	$	840
Resource properties		2,175,489
Capital assets		437
Current liabilities		(57,199)
	$	2,119,567

The following costs have been incurred on the project:

	2005	2004
Acquisition		
Issue and transfer of shares	$ -	$ 1,736,000
Option payment	-	-
	-	1,736,000
Deferred exploration		
Property leases, permits and regulatory	23,637	22,437
Assaying	22,314	6,018
Geological and geophysical	620,213	363,131
Drilling	986,136	806,752
Feasibility study	24,994	-
Road maintenance	96,318	72,358
Camp supplies	143,033	58,653
U.S. Department of Energy grant	(194,287)	(943,790)
Costs incurred during the year	1,722,358	2,121,559
Balance, beginning of year	2,505,126	383,567
Balance, end of year	$ 4,227,484	$ 2,505,126

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

3. RESOURCE PROPERTY COSTS (Continued)

c) Pumpernickel Valley Geothermal Project, Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north- central Nevada approximately 10 miles from Newmont's Lone Tree Mine. The Company has also filed lease applications on an additional three sections of federal land for total leasehold of eight square miles (5,120 acres).

The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as "substances") along with surface and water rights, subject to Nevada law. The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. The Company will pay royalties from any geothermal production of:

• 3½% of gross proceeds from electrical power sales (less taxes and transmission costs),
• 5% of the gross proceeds of a sale of any substances in an arm's length transaction
• 2% of the gross proceeds from the sale of or manufacture there-from of bi-products,
• 10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as an vegetable drying/processing facility)
• Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

In October 2004, the Company announced that Inovision Solutions Inc. (ISI) will finance up to $5-million (CDN) in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest. In order to earn its interest, ISI must complete $5-million (CDN) in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Company over a five- year period. In the first year, ISI must finance a $400,000 (CDN) work program, issue 100,000 shares and make a $10,000 (CDN) cash payment to maintain its option.

In addition, Noramex Corp., a wholly owned US subsidiary company of the Company, has been awarded a US Department of Energy (DOE) cost sharing contract signed on October 13, 2004 whereby DOE will fund 80% of an initial field evaluation program at the Pumpernickel Project. The Noramex/DOE joint program will include an advanced technology, three-dimensional "E-SCAN" resistivity survey to map the deep geothermal resource waters and six temperature gradient drill holes to 250 metres to test the E-SCAN interpretation. The DOE cost share is US$592,272 of the total budget of US$740,340. ISI will cover Noramex's cost share obligation of US$148,068 out of the first year work commitment. Noramex (NGP) will manage the DOE sponsored work. Combined funding to come from ISI and DOE for the 2005 Pumpernickel Project work equals C$1,335,000 or US$1,037,000.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

3. RESOURCE PROPERTY COSTS (Continued)

c) Pumpernickel Valley Geothermal Project, Nevada (Continued)

The following costs have been incurred on the project:

		2005		2004
Acquisition				
Lease payments	$	9,519	$	11,322
Deferred exploration				
Assaying		815		-
Camp and field supplies		16,206		-
Geological and geophysical		416,759		24,314
U.S. Department of Energy grant		(334,778)		-
Inovision Solutions funding and option payments		(129,001)		-
Costs (recovery) incurred during the year		(20,477)		35,636
Balance, beginning of year		35,636		-
Balance, end of year	$	15,159	$	35,636

d) Black Warrior Peak, Nevada, U.S.A.

The Company initiated field investigations at the Black Warrior project during the year and acquired seven square miles of private land and has applied for a one-section federal geothermal lease for a total land area of eight square miles (22 square kilometres) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5-per-cent royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for $1-million (U.S.). Leases include surface and water rights.

The following costs have been incurred on the project:

		2005		2004
Acquisition				
Lease payments	$	12,759	$	-
Deferred exploration				
Camp costs and field supplies		9,691		-
Geological and geophysical		37,559		
Costs incurred during the year		60,009		-
Balance, beginning of year		-		-
Balance, end of year	$	60,009	$	-

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

3. **RESOURCE PROPERTY COSTS** (Continued)

e) Other potential properties

The Company currently has a few potential properties under review and has decided to capitalize the costs, until it is deemed the properties are no longer worth pursuing.

The following costs have been incurred on the properties:

	2005	2004
Deferred exploration		
Assaying	2,035	-
Camp costs and field supplies	2,331	-
Geological and geophysical	16,740	-
Costs incurred during the year	21,106	-
Balance, beginning and end of year	$ 21,106	$ -

f) Golden Sage and Dunn Glen, Nevada, U.S.A.

The Company held, through its subsidiary, Blue Mountain Power Company Inc., interest in the Golden Sage unpatented claims located in Humboldt County, Nevada, and leased property located in Dunn Glen, Nevada, from the U.S. Bureau of Land Management in Pershing County, Nevada.

During the year ended June 30, 2004, the Company abandoned its interest in these properties and wrote off its cost in the amount of $65,239.

4. **CAPITAL ASSETS**

	2005	2004
Computer equipment	$ 23,861	$ 22,969
Office equipment	16,643	10,319
	40,504	33,288
Accumulated depreciation	25,275	22,270
Net book value	$ 15,229	$ 11,018

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

5. SHARE CAPITAL

a) Authorized:
100,000,000 common shares - no par value
25,000,000 first preferred shares - no par value
25,000,000 second preferred shares - no par value

b) Common Shares Issued

Balance, June 30, 2003

		SHARES		AMOUNT
Balance, June 30, 2003	$	10,273,224	$	3,612,383
For cash				
Private placements		5,748,860		1,942,983
Options exercised		439,000		91,420
Warrants exercised		228,000		90,475
For Blue Mountain Power Company Inc.		5,500,000		1,705,000
Options exercised – stock option valuation		-		32,267
Balance, June 30, 2004		22,189,084		7,474,528
For cash				
Private placements, net of financing costs		5,000,000		2,718,900
Options exercised		437,000		136,950
Warrants exercised		1,776,988		845,342
Rounding adjustment		2		-
Options exercised – stock option valuation		-		91,859
Balance, June 30, 2005	$	29,403,074	$	11,267,579

During the year ended June 30, 2004, the Company completed a private placement and issued 4,520,000 units at a price of $0.35 per unit for proceeds of $1,582,000. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $0.50 per share for a two- year period.

During the year ended June 30, 2004, the Company completed a private placement and issued 1,000,000 units at a price of $0.30 per unit for proceeds of $300,000 before issue costs of $20,243. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $0.35 for the first six months and $0.40 for the following six months.

During the year ended June 30, 2004, the Company completed a private placement and issued 228,858 units at a price of $0.35 per unit for proceeds of $80,100. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $0.40 for a one year period.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

5. SHARE CAPITAL (continued)

During the year ended June 30, 2005, the Company completed a private placement and issued 3,500,000 units at a price of $0.65 per unit for proceeds of $2,275,000 before issue costs of $182,000. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.00 per share for a two-year period. The Company granted 280,000 compensation options as a finder's fee in connection with this private placement offering.

During the year ended June 30, 2005, the Company completed a private placement and issued 1,500,000 units at a price of $0.50 per unit for proceeds of $750,000 before issue costs of $60,000. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $0.80 per share for a two-year period.

c) Stock Options

As at June 30, 2005, the following share purchase options were outstanding:

EXERCISE PRICE	NUMBER OUTSTANDING AT JUNE 30 2005	REMAINING CONTRACTUAL LIFE		WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AT JUNE 30 2005
$ 0.10	138,000	0.98	$	0.10	138,000
0.28	840.000	3.09		0.28	840,000
0.35	180,000	3.67		0.35	180,000
0.50	280,000	3.97		0.50	280,000
0.54	460,000	4.27		0.54	460,000
0.55	100,000	0.75		0.55	25,000
0.65	280,000	1.73		0.65	280,000
	2,278,000	2.87		0.41	2,203,000

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

5. SHARE CAPITAL (continued)

A summary of the changes in stock options for the years ended June 30, 2004 and 2005 is presented below:

	NUMBER OF SHARES		WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2003	905,000		0.21
Granted	1,544,000		0.34
Exercised	(439,000)		0.21
Cancelled	(175,000)		0.28
Balance, June 30, 2004	1,835,000	$	0.30
Granted	880,000		0.58
Exercised	(437,000)		0.31
Balance, June 30, 2005	2,278,000		0.41

d) Share Purchase Warrants

	NUMBER OF WARRANTS		WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2003	277,277	$	0.46
Issued	5,139,431		0.49
Exercised	(228,000)		0.40
Expired	(97,500)		0.40
Balance, June 30, 2004	5,091,208		0.49
Issued	5,000,000		0.94
Exercised	(1,776,988)		0.48
Expired	(125,790		036
Balance, June 30, 2005	8,188,430	$	0.77

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

5. **SHARE CAPITAL** (continued)

Share purchase warrants outstanding at June 30, 2005:

NUMBER OF SHARES	EXERCISE PRICE	EXPRIRY DATE
3,188,430	0.50	April 14, 2006
1,500,000	0.80	September 23, 2006
3,500,000	1.00	March 22, 2007
8,188,430		

e) Escrow Shares

As at June 30, 2005, there are 1,998,900 shares held in escrow which are to be released over a three year period ending July 23, 2006.

6. **CONTRIBUTED SURPLUS**

	2005	2004
Balance, beginning of year	$ 351,272	$ 80,695
Compensation options granted	335,064	302,844
Stock options exercised	(91,859)	(32,267)
Balance, end of year	$ 594,477	$351,272

7. **FINANCIAL INSTRUMENTS**

The Company's financial instruments consist of cash, accounts receivable, GST recoverable, and accounts payable. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

8. **RELATED PARTY TRANSACTIONS**

Transactions in the normal course of business with directors, companies controlled by directors or companies with directors in common were as follows:

	2005	2004
Fees for administrative and professional services	$ 113,540	$ 98,484
Fees for geological services	$ 651,111	$ 389,644
Amounts included in accounts payable	$ 160,401	$ 237,698

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

9. INCOME TAXES

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2005	2004
Statutory tax rate	37%	37%
Loss for the year	$ (1,308,233)	$ (792,846)
Provision for income taxes based on statutory rates	(484,046)	(293,353)
Non-deductible differences	104,076	135,009
Resource property costs	(504,380)	(147,680)
Unrecognised tax losses	884,350	306,024
Income tax expense	$ -	$ -

The significant components of the Company's future tax assets (liability) are as follows:

	2005	2004
Operating losses	$ 1,711,647	$ 954,022
Resource properties	-	-
	1,711,647	954,022
Valuation allowance for future tax assets	(992,741)	(800,093)
Net future income tax assets	718,906	153,929
Resource properties	(718,906)	(153,929)
Net future income tax liability	$ -	$ -

The Company has non-capital losses carried forward of approximately CDN$2,845,000 and US$1 593,000, that may be available for tax purposes.

Losses for Canadian tax purposes expire as follows:

2006	$	215,000
2007	$	238,000
2008	$	184,000
2009	$	293,000
2010	$	456,000
2014	$	454,000
2015	$	1,005,000

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

9. INCOME TAXES (Continued)

Losses for US tax purposes expire as follows:

2023	US$	40,000
2025	US$	325,000
2026	US$	1,228,000

10. SUBSEQUENT EVENTS

Subsequent to June 30, 2005, the Company:

i) Issued 258,000 common shares at prices from $0.10-0.54 from the exercise of incentive stock options

ii) issued 753,145 common shares at a price of $0.50 per share upon the exercise of share purchase warrants.

11. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The major differences between Canadian and US GAAP, which affect the Company's financial statements, are described below, and their effect on the financial statements is summarized as follows:

	2005	2004	2003
Loss in accordance with Canadian GAAP	$ **(1,308,233)**	$ (792,846)	$ (490,602)
Deduct: Unproven property interests and deferred Expenditures incurred in the year (Canadian GAAP)	**(1,807,605)**	(2,164,742)	(221,325)
Adjustment to Canadian GAAP amount to record a US GAAP basis	**-**	704,226	-
Loss in accordance with US GAAP	$ **(3,115,838)**	$ (2,253,362)	$ (711,927)
	2005	2004	2003
Loss per share (US GAAP)	$ **(0.12)**	$ (0.13)	$ (0.07)
Weighted average shares outstanding (US GAAP)	**24,967,821**	17,605,345	9,722,816

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

11. **MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)** (Continued)

Statement of Cash Flows in Accordance with US GAAP

	2005	2004	2003
Cash flows from operating activities			
Loss in accordance with US GAAP	$ (3,115,838)	$ (2,253,362)	$ (711,927)
Adjustments to reconcile loss to net cash used by operating activities			
Shares issued and investments transferred for other than cash (Note 11(iv))	-	1,031,744	-
Write off of mineral property costs	-	55,922	-
Gain on sale of investments	-	(6,000)	-
Gain on disposal of subsidiary	(159,695)	-	-
Amortization	3,005	2,806	1,629
Stock based compensation	335,064	302,844	57,695
Unrealized loss on marketable securities	106,999	-	-
Change in Goods and Services Tax receivable	262,102	(330,293)	(3,778)
Change in prepaid expenses	(51,665)	(21,294)	-
Change in accounts payable	(94,330)	194,150	115,792
	(2,714,358)	(1,023,453)	(540,589)
Cash flows from investing activities			
Proceeds on sale of investments	-	245	-
Exploration advances	-	6,307	80,595
Acquisition of capital assets	(7,216)	(7,186)	(721)
	(7,216)	(634)	79,874
Cash flows from financing activities			
Shares issued for cash	3,701,192	1,995,761	311,550
Share subscriptions received	-	-	129,117
	3,701,192	1,995,761	440,667
Increase (decrease) in cash	$ 979,618	$ 971,674	$ (20,048)

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

11. **MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)** (Continued)

	2005	2004	2003
Shareholders' equity (deficiency) – Canadian GAAP	$ **6,327,029**	$ 3,599,006	$ 388,247
Option interests and deferred exploration expenditures	**(4,323,758)**	(2,642,067)	(477,325)
Shareholders' equity (deficiency) – US GAAP	$ **2,003,271**	$ 956,939	$ (89,078)
Option interests and deferred exploration expenditures – Canadian GAAP	$ **4,323,758**	$ 2,642,067	$ 477,325
Option interests and deferred exploration expenditures expenses per US GAAP	**(4,323,758)**	(2,642,067)	(477,325)
Option interest and deferred exploration Expenditures – US GAAP	$ **-**	$ -	$ -

i) Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.

ii) Investments in shares with a trading restriction period of greater than one year are recorded at cost for Canadian GAAP purposes. For United States GAAP purposes, investments with a hold period of greater than one year are not classified as available for sale securities and are also recorded at cost.

Investments with a trading restriction of one year or less are classified as marketable securities for Canadian GAAP purposes and are recorded at the lower of cost and market value. For United States GAAP purposes, these securities are classified as trading securities and are recorded at market value at the reporting date.

As at June 30, 2005, there is no difference between the Canadian GAAP and the United States GAAP recorded values.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

11. **MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)** (Continued)

iii) In fiscal 2003, the Company had accounted for stock-based compensation using the intrinsic value method. The following table presents pro-forma information related to loss and loss per share, under United States GAAP, as if the fair value method had been used:

June 30, 2003
Loss for the year - US GAAP $ (790,109)
Loss per share $(0.08)

iv) In fiscal 2004, the Company issued 5,500,000 common shares at a value of $1,705,000 (Canadian GAAP), and $1,000,774 (US GAAP). For Canadian GAAP purposes, the amount of $1,705,000 was based on a valuation of the property interests, approved by Canadian regulatory authorities. Blue Mountain Power Company Inc. and the Company are controlled by related persons. Under US GAAP, the value ascribed to the shares, was the amount of expenditures previously made by Blue Mountain Power Inc. on the property interests. The difference of $704,226 has been deducted, therefore, from the Canadian GAAP amount of $2,164,742 to arrive at the amount of $1,460,516 that would have been charged to operations under US GAAP.

NEVADA GEOTHERMAL POWER INC.   Form 51-102F1
Report For the Year

Ended June 30, 2005

Management Discussion and Analysis

The following management discussion and analysis is prepared as at September 13, 2005 and should be read in conjunction with the audited financial statements for the year ended June 30, 2005. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reporting and the measurement currency is in Canadian dollars.

Description of Business

Nevada Geothermal Power Inc. (the Company) is developing renewable geothermal energy projects in Nevada where additional electrical generation capacity is needed to meet existing and future demand for power. The Company holds leases on three projects, Blue Mountain, Pumpernickel and Black Warrior Peak. The Company is planning to develop an initial 30 megawatt geothermal power plant at Blue Mountain with the potential of having additional power capacity.

Exploration Properties

As at June 30, 2005, the Company's exploration properties are comprised of:

1) Blue Mountain Geothermal Property - Nevada

The geothermal property is located in Humboldt County of north central Nevada about 30km (20 miles) west of the town of Winnemucca. The project is comprised of geothermal leases covering 12 square miles from the Bureau of Land Management (BLM), Burlington Northern Santa Fe (BNSF), and the Nevada Land and Resource Council (NLRC).

In September 2004, the Company completed a temperature gradient drilling program where eight widely-spaced holes to depths up to 1020 feet were drilled using air rotary drilling techniques. The eight temperature gradient holes drilled nearly doubled the known aerial extent of the shallow temperature anomaly outward to cover 10 square kilometres. The size of the zone is still open to further expansion.

In November 2004, the Company completed the DB-2 injection well tests, five months after the last drilling operations, including new temperature and pressure logs, a flow test and a water injection test. New "equilibrated" temperatures were between 150-160°C in the well interval between 200-585 metres depth. The 385-metre thick zone, immediately below cemented surface casing, had heated up to an average of 157°C due either to cross flow in the hole or thermal recovery of the entire zone.

The injection results, in conjunction with the temperature results, are interpreted to indicate a shallow, 150-165°C geothermal zone at 200-585 metres depth fed from by deeper and probably higher temperature resource. Testing of DB-2 was under the direction of Susan Petty, an experienced independent geothermal reservoir engineer with over 25 years of geothermal well testing experience. According to the interpretation by Susan Petty, highly permeable zones were initially cooled by the invasion of circulation fluid during drilling operations and subsequently, temperatures have recovered to reflect the temperature of the geothermal fluids migrating within the zones.

NEVADA GEOTHERMAL POWER INC.   Form 51-102F1
Report For the Year

Ended June 30, 2005

Water analysis results and an interpretive report received from Thermochem Laboratory & Consulting Services of Santa Rosa, California, a company specialized in geothermal geochemistry for over 20 years and is the leading geothermal laboratory in North America, show waters from DB-2, DB-1, TG-9 and TG-14a have very similar chemistry and appear to represent a single parent water altered to a small degree by dilution with fresh ground water. Na-K and Na-K-Ca geothermometers commonly used to predict source water temperature are in close agreement and suggest a deep reservoir with temperatures of 200-240 °C.

In January 2005, the Company received an independent preliminary assessment of the geothermal project at Blue Mountain by GeothermEx, Inc. of Richmond California following the 2004 exploration program which included the successful discharge and injection testing of Deep Blue No.2 (DB-2) as well as an eight-hole temperature gradient drilling program.

The following description is quoted from the Executive Summary of the GeothermEx Report:

"The potential megawatt (MW capacity of the Blue Mountain reservoir has been estimated by Monte Carlo simulation to have a minimum value of 30 MW (90% probability) and a most likely value of 47 MW. This is based on volumetric estimates of heat in place assuming an area of 5 to 8 square kilometers (2 to 3 square miles), a reservoir thickness of 350 to 1,500 m, an average reservoir temperature in the range of 145 to 220 °C

"A discounted cash flow analysis based on a 30-MW development with a 20-year project life shows an after-tax net present value (NPV) of US$35 million and an after-tax internal rate of return (IRR) of 21%. This is based on an electricity price of 6.5 ¢/kWh. A production tax credit of 1.8 ¢/kWh treated as a simple adder to the electricity price during the first 5 years of operation for the same 30-MW development scenario yields an after-tax NPV of US$50.3 million and an after-tax IRR of 35%."

Based on the "Preliminary Assessment of the Geothermal Project at Blue Mountain" by GeothermEx, Inc. as well as a separate evaluation of the DB-1 and -2 tests by Susan Petty, the Company plans to drill three, 13-inch-diameter production test wells. Well sites have already been located in the field and permitting studies are underway. Large diameter test holes will provide definitive production rate and draw down data for the shallow geothermal reservoir. Successful test wells can be later used as production wells.

In May 2005, the Company started deepening the Deep Blue 2 ("DB2") well by an additional 700 metres (2,300 feet). Deepening of DB2 will allow the Company to investigate if a potential hotter production zone exists, whereby a more efficient and cost effective dual-flash technology power plant then may be used. The extension of DB2 provided new data on the geometry of important permeable fault structures and the thermal system. Permitting for the first three of thirteen production wells were filed with the state of Nevada and an initial transmission line study was underway with Sierra Pacific Power Company Regional Planning.

In June 2005, the Company submitted a power bid based on a 30MW plant to Sierra Pacific and Nevada Power in response to a Request for Proposal issued on May 4, 2005.

NEVADA GEOTHERMAL POWER INC.   Form 51-102F1
Report For the Year

Ended June 30, 2005

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2) Pumpernickel Geothermal Project - Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central Nevada approximately 10 miles from Newmont's Lone Tree Mine. The Company has also filed lease applications on an additional three sections of federal land for total leasehold of eight square miles (5,120 acres).

On October 14, the Company announced that Inovision Solutions Inc. (ISI), a TSX-V listed company, will fund up to C$5,000,000 in exploration and development expenditures for the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint venture interest. In order to earn its interest, ISI must complete C$5,000,000 in project expenditures, make C$120,000 in cash payments and issue 600,000 shares to NGP over a five year period. In the first year, ISI must fund a C$400,000 work program, issue 100,000 shares and make a C$10,000 cash payment to maintain its option. NGP will be project manager.

In addition, Noramex Corp., a wholly owned US subsidiary company of NGP, has been awarded a US Department of Energy (DOE) cost sharing contract signed on October 13, 2004 whereby DOE will fund 80% of an initial field evaluation program at the Pumpernickel Project. The Noramex/DOE joint program will include an advanced technology, three-dimensional "E-SCAN" resistivity survey to map the deep geothermal resource waters and six temperature gradient drill holes to 250 metres to test the E-SCAN interpretation. The DOE cost share is US$592,272 of the total budget of US$740,340. ISI will cover Noramex's cost share obligation of US$148,068 out of the first year work commitment, Noramex (NGP) will manage the DOE sponsored work.

Combined funding to come from ISI and DOE for the 2005 Pumpernickel Project work equals C$1 335,000 or US$1,037,000. The Company started the E-Scan survey in May, results reported in July provided images of a potential underground geothermal reservoir. A drilling program commenced in August 2005.

3) Black Warrior Peak Project - Nevada

The Company continued with field investigations at the Black Warrior project during the quarter where we acquired seven square miles of private land and applied for a one-section federal geothermal lease for a total land area of eight square miles (22 square kilometres) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5-per-cent royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for $1-million (U.S.). Leases include surface and water rights.

At the Black Warrior project, potential for the discovery of a geothermal reservoir suitable for electric power generation is indicated by temperature gradients greater than 200°C/km throughout the leased area in l0 wide-spaced drill holes by Phillips Petroleum in the early 1980s. The deepest test hole (NV-ST-1) recorded a temperature of 128°C at its maximum depth of 552 metres, with temperatures still increasing at the bottom of the hole. Thus commercial resource temperatures may occur within 1,000 metres (3,000 feet) of surface.

Further information will be released as results are available.

NEVADA GEOTHERMAL POWER INC.   Form 51-102F1
Report For the Year

Ended June 30, 2005

Results of Operations

As at June 30, 2005, the Company has a net working capital of $1,901,042. The funds will be used to deepen the Deep Blue 2 (DB2) well by an additional 700 metres (2,300 feet) and maintain an aggressive market awareness program. The current net working capital is expected to carry the Company into the third quarter of 2005.

The Company incurred a net loss of $1,308,233 or $0.05 per share for the year ended June 30, 2005. This compares with a loss of $792,846 or $0.05 per share for the year ended June 30, 2004.

Among the more significant expenses, investor relations/ shareholder information costs increased by $462,731 to $577,448 (2004- $114,717). Investor relations and shareholder information costs were higher than the com parable period due to: Coal Harbour Communication and Equicom investor relations fees, website design, advertising in the Bull & Bear newspaper, San Francisco, Toronto, Vancouver and New Orleans Gold Shows booth costs, Stockgroup advertising program, purchase of mailing lists, and news dissemination costs to Canada and the United States. The expenditures are broken down as follows: conventions, website and publishing $99,748; information distribution $349,146; and investor relation services $128,554.

The increase of $39,053 to $119,729 (2004 -$80,676) for consulting costs are directly attributed to the preparation of the Geothermex report, further review of the report by outside consultants, and corporate governance implementation. The Geothermex report stated: "The potential megawatt (MW) capacity of the Blue Mountain reservoir has been estimated by Monte Carlo simulation to have a minimum value of 30 MW (90% probability) and a most likely value of 47 MW. This is based on volumetric estimates of heat in place assuming an area of 5 to 8 square kilometres (2 to 3 square miles), a reservoir thickness of 350 to 1,500 m, an average reservoir temperature in the range of 145 to 220 °C"

Legal fees and regulatory & transfer agent costs increased $21,556 to $67,708 (2004- $46,152) and $13,973 to $46,292 (2004 -$32,319) respectively, due to the costs associated with the two financings completed during the period and the exercise of warrants. The Company issued a total of 5,000,000 units for net proceeds of $2,718,900; 1,776,988 common shares were issued from the exercise of warrants for proceeds of $845,342; and 437,000 common shares were issued from the exercise of stock options for proceeds of $136,950. Warrants outstanding at the end of the period stand at 8,188,430while there are 2,278,000 employee/management stocks options outstanding of which 2,203,000 are vested.

Travel and business development costs increased $28,945 to $61,685 (2004-32,740) f or expenses relating to business travel and accommodations, to various locations in regards to the financings and corporate presentations. Office costs such as administration fees, office & sundry, rent & telephone increased as personnel and office space increased with a larger operation.

The Company had an unrealized loss on market securities of $106,599 (2004-nil) due to the write down of marketable securities received from the sale of Blue Desert Mining (US), Inc. which held the Gobi/Mojave/Portal properties in Alaska. Upon the sale of Blue Desert Mining (US) Inc., the Company recorded a gain on sale of the subsidiary of $159,695 (2004- nil), as the value of the shares received from Running Fox Resources Corp. were greater the recorded

NEVADA GEOTHERMAL POWER INC.　　　　　　　　　　　　　　　　Form 51-102F1
Report For the Year

Ended June 30, 2005

property costs of the Alaska properties.

Direct resource property expenditures for the year were $2,441,062 (2004 -$1,364,985) not including US Department of Energy grants and joint-venture interest; including the grants and joint-venture interest, resource property expenditures were $1,782,993 (2004 - $1,398,957) (Blue Mountain -$1,722,358; B lack Warrior Peak -$60,009; Pumpernickel - $(20,477), and other $21,106) for the year.

Summary of Quarterly Results

For the quarter ended	Jun 05 $	Mar05 $	Dec04 $	Sep 04 $	Jun 04 $	Mar04 $	Dec 03 $	Sep03 $
Net Loss	250,545	701,549	187,894	168,245	373,490	173,007	106,735	139,614
Net loss per share	0.01	0.03	0.01	0.01	0.02	0.01	0.01	0.01

Related Party Transactions

During the year ended June 30, 2005 the Company incurred $113,540 (2004- $98,484) for administration and professional services and $651 ,1 11(2004 -$389,644) in geological consulting fees to directors, companies controlled by directors or companies with directors in common. Included in the accounts payables at year end to related parties is $160,401 (2004 - $237,698).

Investor Relations

On March 29, 2005 the Company engaged The Equicom Group Inc. ("Equicom") to provide strategic investor relations and financial communications services. Equicom provides targeted communications services to Canadian public companies across a diverse range of industries. The Company will pay Equicom a monthly retainer fee of $4,500 and will grant 100,000 options over a period of one year (subject to regulatory and Board approval) for professional services. The initial contract term is 12 months. The Company also retains Shelley Kirk as investor relations on a part-time basis.

Liquidity

The Company does not have operations that generate cash flow. At June 30, 2005, the Company has $1,964,047 (2004 -$984,429) in cash on hand. At June 30, 2005, the Company had a working capital of $1,901,042 (2004 -$945,921). The Company's activities have been funded primarily by the proceeds from private placements of the Company's securities, the exercise of incentive stock option and warrants, US Department of Energy funding on certain properties and earn- in interests on certain properties. Cash on hand will be used to advance all

NEVADA GEOTHERMAL POWER INC.   Form 51-102F1
Report For the Year

Ended June 30, 2005

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of the geothermal properties, to fund general office and administrative costs, and acquisition of new geothermal properties.

Subsequent Events

Subsequent to June 30, 2005, the Company:

1) Issued 258,000 common shares at prices from $0.10 - $0.54 from the exercise of incentive stock options.

2) Issued 753,145 common shares at a price of $0.50 per share upon the exercise of share purchase warrants.

Cautionary Note

This MD&A may contain "forward looking statements" that reflect Nevada Geothermal Power's expectations and projections about its future results. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this MD&A including such forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. Nevada Geothermal Power disclaims any intentions or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.